Exhibit 2.2
AMENDMENT TO STOCK PURCHASE AGREEMENT
This AMENDMENT TO STOCK PURCHASE AGREEMENT (this “Amendment”) is made as of December 31, 2015, by and between Digirad Corporation, a Delaware corporation (“Buyer”), and Platinum Equity Advisors, LLC, a Delaware limited liability company (“Stockholders’ Representative”). Capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement (as defined below).
R E C I T A L S
WHEREAS, Buyer, Project Rendezvous Holding Corporation (the “Company”), the stockholders of the Company and Stockholders’ Representative are parties to that certain Stock Purchase Agreement, dated as of October 13, 2015 (the “Purchase Agreement”), providing for the purchase by Buyer of all of the outstanding capital stock of the Company on the terms and subject to the conditions set forth therein;
WHEREAS, pursuant to Section 13.8 of the Purchase Agreement, the Purchase Agreement may be amended by the execution of an instrument in writing signed by Buyer and Stockholders’ Representative; and
WHEREAS, the parties hereto desire to amend the Purchase Agreement as set forth herein.
A G R E E M E N T
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:
1.    Amendments to the Purchase Agreement.
1.1    Timing of Delivery of Stock Certificates. A new proviso is hereby added to the end of the first sentence of Section 1.1 of the Purchase Agreement, which proviso shall read in its entirety as follows:
; provided, however, that the Certificates evidencing the Shares shall be delivered to Buyer or its designee on the first Business Day following the Closing Date.
1.2    Timing of Payments by Buyer. The heading of, and introductory clause in, Section 2.1 of the Purchase Agreement is hereby amended to read in its entirety as follows:

2.1    Payments by Buyer. On the first Business Day following the Closing Date, Buyer shall make the following payments by wire transfer of immediately available funds:
1.3    Payoff Letters. Section 2.1(b) of the Purchase Agreement is hereby amended to read in its entirety as follows:
(b)    on the Company’s behalf, the amount necessary to repay in full all Debt required to be paid as of the first Business Day following the Closing Date as set forth in Payoff Letters to be delivered by the Company to Buyer on or prior to the Closing Date, such payments to be remitted to the accounts and in the amounts specified in such Payoff Letters;
1.4    Timing of Bonus Payments. A new proviso is hereby added to the end of the sentence that constitutes Section 6.7 of the Purchase Agreement, which proviso shall read in its entirety as follows:
; provided, however, that all such bonuses required to be paid pursuant to the terms of such plan shall be paid no later than February 29, 2016.
1.5    Closing Conditions. Clause (f) of Section 7.2 of the Purchase Agreement is hereby amended to read in its entirety as follows:
(f)    [Intentionally Omitted]
1.6    Closing Conditions. Clause (k) of Section 7.2 of the Purchase Agreement is hereby amended to read in its entirety as follows:
(k)    Buyer shall have received customary pay-off letters or similar acknowledgments of the discharge of the Debt to be paid off on the first Business Day following the Closing Date (“Payoff Letters”), setting forth the amount owed as of the first Business Day following the Closing Date and indicating that upon payment of such amount, such Debt will be discharged in full and all related Liens (other than Permitted Liens) will be released and removed;
1.7    Closing Conditions. Clause (l) of Section 7.2 of the Purchase Agreement is hereby amended to read in its entirety as follows:
(l)    [Intentionally Omitted]
1.8    Tax Returns. The first two sentences of Section 10.3(a) of the Purchase Agreement are hereby amended to read in their entirety as follows:
Stockholders’ Representative shall prepare or cause to be prepared as soon as reasonably practicable following the Closing Date all work papers used or expected to be used in the preparation of any Income Tax Return for any tax year ending on or prior to the Closing Date or any Straddle Period (each a “Seller Tax Period”) and shall deliver or cause to be delivered to Buyer such work papers materially complete no later than January 31, 2016 or, if later, the date that is eighty (80) days after the Closing Date. At least 45 days prior to the due date (as determined after taking into account all extensions properly obtained) for any Income Tax Return required to be filed by or with respect to the Company or any Subsidiary for any Seller Tax Period (other than any U.S. Federal Income Tax Return for a Seller Tax Period) or, in the case of any U.S. Federal Income Tax Return for a Seller Tax Period, no later than the 210th day following the Closing Date, Stockholders’ Representative, at the expense of the Stockholder Representative’s expense, shall prepare or cause to be prepared each such Income Tax Return and shall deliver or cause to be delivered each such Income Tax Return to Buyer for Buyer’s review and approval, provided that such review and approval shall be limited to each election or other item on such Income Tax Return, together with any calculation or other support for such election other item, that (i) is material to the determination of Income Tax due in respect of such Income Tax Return or in future periods and (ii) either (A) is inconsistent with the manner in which such Income Tax Return was previously filed by the Company and/or any Subsidiary (other than any such inconsistent election that is made to effect the Company’s right to claim deductions in accordance with the last sentence of Section 2.3) or (B) has been calculated or made in a manner outside the legally permissible range or methodology applicable to such item or election.
1.9    Closing Cash. The definition of “Closing Cash” in Section 11.1 of the Purchase Agreement is hereby amended to read in its entirety as follows:
“Closing Cash” means the sum of (i) consolidated cash and cash equivalents of the Company as of the close of business on the Closing Date (without giving effect to any increases or decreases in cash and cash equivalents in connection with the Closing), reconciled on a GAAP basis for all outstanding deposits, checks or other increases and decreases to cash and cash equivalents, plus (ii) all amounts paid by the Company or any of its Subsidiaries as of the Closing in respect of fees and costs associated with the preparation and review of the Required Financials, plus (iii) all amounts paid by the Company or any of its Subsidiaries as of the Closing to cash collateralize any currently outstanding letter of credit that is intended to remain outstanding following the discharge of the Debt that is the subject of the Payoff Letters, less (but only if such sale is completed prior to the Closing) (iv) the proceeds (net of sales commissions and relocation costs) from the sale of a modular unit (MR-127) to CMSC, LLC, d.b.a. Great Falls Clinic Medical Center.

2.    Agreement Regarding Closing Date. Buyer and Stockholders’ Representative hereby mutually agree, in accordance with Section 1.2 of the Purchase Agreement, that the Closing Date shall be January 1, 2016 and the Closing shall be deemed effective as of 12:01 a.m. on such date, subject to satisfaction of the conditions precedent to the Closing in Article VII of the Purchase Agreement (as modified by this Amendment).
3.    Agreement Regarding Required Financials. Buyer and Stockholders’ Representative hereby mutually agree that: (a) following Closing, the Stockholders shall use commercially reasonable efforts to assist and cooperate with Buyer in preparing the Required Financials for filing with the SEC and any related amendments or revisions thereto; and (b) prior to Closing, the Stockholders shall deliver to Buyer copies of the draft financial statements for the Required Financials.
4.    Miscellaneous.
4.1    Effect of Amendment. Except as otherwise expressly provided for herein, the Purchase Agreement shall remain unchanged and shall continue in full force and effect. From and after the date hereof, any references to the Purchase Agreement shall be deemed to be references to the Purchase Agreement as amended by this Amendment.
4.2    Successors and Assigns. The terms and conditions of this Amendment shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.
4.3    Governing Law. This Amendment shall be interpreted and enforced in accordance with, and its validity and performance shall be governed by, the laws of the State of Delaware without regard to its laws regarding conflicts of laws.
4.4    Counterparts; Electronic Delivery. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any signature page delivered by facsimile or electronic image transmission shall be binding to the same extent as an original signature page. Any party that delivers a signature page by facsimile or electronic image transmission shall deliver an original counterpart to any other party that requests such original counterpart, it being understood and agreed that the failure to deliver any such original counterpart upon request shall not affect the binding nature of the signature page delivered by facsimile or electronic image transmission.

[signature page follows]

IN WITNESS WHEREOF, the parties have duly executed this Amendment to Stock Purchase Agreement as of the date first above written.
BUYER:

DIGIRAD CORPORATION

By:    /s/ JEFFRY R. KEYES

Name:    Jeffry R. Keyes
Title:    Chief Financial Officer

STOCKHOLDERS’ REPRESENTATIVE:

PLATINUM EQUITY ADVISORS, LLC

By:    /s/ EVA M. KALAWSKI
Eva M. Kalawski
    Executive Vice President,
    General Counsel and Secretary